SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 0-26019

NOTIFICATION OF LATE FILING

(Check One):   [   ]   Form 10-K   [   ]  Form 11-K   [   ]  Form 20-F   [X]  Form 10-Q
[   ]  Form N-SAR
For Period Ended: June 30, 2002
[   ]  Transition Report on Form 10-K   [   ]  Transition Report on Form 10-Q
[   ]  Transition Report on Form 20-F   [   ]  Transition Report on Form N-SAR
[   ]  Transition Report on Form 11-K
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I.   Registrant Information

Full Name of Registrant: NextCard, Inc.

Former Name if Applicable: N/A

595 Market Street, Suite 1800, San Francisco, CA 94105

Address of principal executive office (Street and Number), City, State and Zip Code

Part II.   Rule 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]:   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; : [X]:   (b)   The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [   ]:   (c)   The accountant’s statement or other exhibit required by Rule : 12b-25(c) has been attached if applicable.

Part III.   Narrative

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

As of the due date of this filing, as a result of the discontinuation of a substantial portion of the Company’s business and a substantial reduction in personnel, the Company is still in the process of compiling and reviewing all disclosure information and data to be included in this quarter’s Form 10-Q.

Part IV.   Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

	Robert Linderman Name	(415) 836-9700 Area Code and Telephone Number

(2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X]  Yes    [   ]  No

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X]  Yes    [   ]  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Commencing with its Annual Report on Form 10-K for the year ended December, 31, 2002, the Company accounted for all of its operations through February 7, 2002 as a “discontinued operation” as prescribed by APB Opinion No. 30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transaction.” Because a significant portion of the Company’s assets and liabilities and all results of operations were considered to be related to the discontinued banking operations, the reporting of financial data for the Company’s discontinued operations materially changed the results of operations for each of the prior periods presented. The Company anticipates reporting net income of approximately $1.5 million and $1.0 million for the three and six months period ended June 30, 2002, respectively, which compares to a net loss of $14.4 million and $31.0 million for the same comparable periods in 2001.

NextCard, Inc.

(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	August 14, 2002	By:	/S/ Robert Linderman Robert Linderman General Counsel & Secretary

Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.